EXHIBIT 11



                 THE DELTONA CORPORATION AND SUBSIDIARIES

            COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE




                                           YEARS ENDED
                           ________________________________________________
                           DECEMBER   DECEMBER   DECEMBER   DECEMBER   DECEMBER
                           31, 1995   31, 1994   31, 1993   25, 1992   27, 1991
                           --------   --------   --------   --------   --------
Computation of
 primary income (loss)
  per common share(a):

Loss before
 extraordinary
 item..................... $  (2,905) $  (3,906)  $ (8,772) $ (6,808)  $(19,529)
                           =========  =========   ========  ========   =======
Net income (loss)......... $  (2,203) $  (3,906)  $ (8,772) $  7,336   $(26,629)
                           =========  =========   ========  ========   ========
Net income (loss)
 applicable
 to common stock.......... $  (2,203) $  (3,906)  $ (8,772) $  7,366   $(26,629)
                           =========  =========   ========  ========   =========
Total weighted average
 common shares
 outstanding.............. $   6,699  $   6,669   $  6,057  $  5,964   $  5,661
                           =========  =========   ========  ========   ========


Per Common Share Data:
  Loss before extra-
   ordinary items(b).....  $    (.43) $    (.59)  $  (1.45) $  (1.19)  $  (3.45)
                           =========  =========   ========  ========   ========

Net income (loss)......... $    (.33) $    (.59)  $  (1.45) $   1.29   $  (4.70)
                           =========  =========   ========  ========   ========



________________________

(a) Earnings per common share assuming full dilution was approximately the same for all periods.

(b) Earnings per common share after deducting dividends on cumulative redeemable preferred stock.
